                                                                   Exhibit 11.1

                    COMPUTATIONS OF EARNINGS PER COMMON SHARE

                                                                                                      NINE MONTHS ENDED
                                                               1998                                   SEPTEMBER 30, 1999
                                                ----------------------------------------    -------------------------------------
                                                                              PER SHARE                                 PER SHARE
                                                 NET LOSS       SHARES          AMOUNT        NET LOSS       SHARES       AMOUNT
                                                ----------     --------       ----------     ----------     --------    ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
Net loss                                         $(2,368)                                     $(19,478)
Less: preferred stock dividends                       --                                           682
                                                 -------                                      --------
Basic EPS
  Net loss available to common stockholders       (2,368)      1,755,536       $(1.35)         (20,160)      2,111,621    $(9.55)
Effect of Dilutive Securities
  Convertible debt                                    --              --           --               --              --        --
  Convertible preferred stock                         --              --           --               --              --        --
  Stock option plans and warrants                     --              --           --               --              --        --
Dilutive EPS
  Net loss available to common stockholders
  and assumed conversions                         (2,368)      1,755,536       $(1.35)         (20,160)      2,111,621    $(9.55)



     The Company's convertible debt, which is exchangeable into shares of the Company's common stock, was outstanding during calendar 1998 and for approximately two months during the nine months ended September 30, 1999, but was not included in the computation of diluted earnings per share because the effect of which would have been anti-dilutive. Options and warrants to purchase 179,490 and 301,786 shares, respectively, of common stock were outstanding during 1998 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options and warrants to purchase 1.2 million and 455,350 shares, respectively, of common stock were outstanding during the nine months ended September 30, 1999 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. The Company's Series A preferred stock, which is convertible into 1.04 million shares of the Company's common stock, was outstanding during calendar 1998 and during the nine months ended September 30, 1999, but was not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. The Company's Series B and Series C preferred stock, which is convertible into 3.47 million and 4.46 million shares, respectively, of common stock were outstanding during 1999 but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.